

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED			DATE OF REPORT Y	M	D
Cadre Resources Ltd.		03	04	30	03	06	30

ISSUER ADDRESS				
Box # 48836, Bentall Center, 595 Burrard Street				
CITY/	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
Vancouver	B.C.	V7X 1A8	(250) 447- 9149	(250) 447- 6641
CONTACT PERSON		**CONTACT'S POSITION**		**CONTACT TELEPHONE NO.**
Page Chilcott		Director		(250) 447- 6641
CONTACT EMAIL ADDRESS		**WEB SITE ADDRESS**		
investorrelations@cadreresources.com		cadreresources.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the Board of Directors has approved the disclosure contained therein. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"R. Page Chilcott"	R. Page Chilcott	03	06	30
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y**	**M**	**D**
"Stanley L. Sandner"	Stanley L. Sandner	03	06	30

FIN51-901F Rev.2000/12/19

SCHEDULE A: FINANCIAL INFORMATION

SCHEDULE B: SUPPLEMENTARY INFORMATION

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

dlw 7/8

CADRE RESOURCES LTD.

(an exploration stage company)

BALANCE SHEETS

April 30, 2003 and October 31, 2002

(Expressed in U.S. dollars)

Unaudited

	April 30	October 31
ASSETS		
Current		
Cash	$ **1,073**	$ 7,105
Receivables	**3,974**	2,383
	5,046	9,488
Mineral concessions (Notes 2 & 3)	-	-
Capital assets	-	-
	$ **5,046**	$ 9,488
LIABILITIES		
Current		
Accounts payable	$ **562,104**	$ 486,210
Amounts owing to shareholders (Note 6)	**143,629**	143,629
	705,733	629,839
SHAREHOLDERS' EQUITY		
Share capital (Notes 2 and 4)		
Authorized		
100,000,000 common shares without par value		
100,000,000 preferred shares without par value		
Issued and outstanding		
9,371,715 common shares		
(October 31, 2002 - 8,971,715 common shares)	**4,779,905**	4,739,905
Deficit	**(5,480,593)**	(5,360,256)
	(700,688)	(620,351)
	5,046	$ 9,488

See accompanying notes to financial statements

CADRE RESOURCES LTD.

(an exploration stage company)

STATEMENTS OF LOSS AND DEFICIT

For The Six Months Ended April 30, 2003 and 2002

(Expressed in U.S. dollars)

Unaudited

Three Months Ended			Six Months Ended	
2003	2002		**2003**	2002
		Expenses		
$ **5,000**	7,809	Accounting and audit	$ **5,000**	$ 7,809
264	280	Bank charges and interest	**359**	337
8,168	4,100	Consulting fees	**8,168**	4,100
25,726	12,680	Foreign exchange	**40,402**	7,369
5,120	26,100	Legal fees	**5,436**	26,872
1,598	3,794	Office and printing	**2,459**	5,094
22,432	21,390	Management fees	**51,200**	48,053
749	1,209	Telephone	**1,419**	1,432
451	3,168	Shareholder costs and listing fees	**792**	3,514
1,908	13,898	Travel and promotion	**4,714**	14,748
389	-	Miscellaneous	**389**	-
71,805	94,428	Loss before undernoted items	**120,337**	119,328
		Write down shareholder loans	-	(216,480)
71,805	94,428	Net loss	120,337	(97,152)
5,408,788	5,184,580	Deficit, beginning of period	**5,360,256**	5,376,160
$ 5,480,593	$ 5,279,008	Deficit, end of period	$ 5,480,593	$ 5,279,008

See accompanying notes to financial statements

CADRE RESOURCES LTD.

(an exploration stage company)

STATEMENTS OF CASH FLOWS

For The Six Months Ended April 30, 2003 and 2002

(Expressed in U.S. dollars)

Unaudited

Three Months Ended			Six Months Ended	
2003	2002		**2003**	2002
		NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:		
		OPERATING		
$ (71,805)	$ 94,428	Net loss for the period	**$ (120,337)**	**$ (119,328)**
31,174	(17,034)	Changes in non-cash operating working capital items	**74,305**	(209,374)
(40,631)	(17,034)		**(46,032)**	(209,374)
		INVESTING		
-	-	Mineral concession expenditures	-	-
-	-	Fixed assets	-	-
		FINANCING		
40,000	190,701	Share capital issued	**40,000**	190,701
(631)	173,667	Net cash flow	**(6,032)**	(18,673)
1,704	1,702	Cash, beginning of period	**7,105**	2,462
$ 1,073	$ 175,369	**Cash, end of period**	**$ 1,073**	$ (16,211)

See accompanying notes to financial statements

(Expressed in U.S. dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on March 1, 1988 under the laws of the Province of British Columbia and is considered an exploration stage company.

On March 12, 2002, the Company was designated inactive and prohibited from granting stock options. These prohibitions will remain in effect until further notice. The Company is expected to initiate its reorganization with twelve months of being designated inactive and is required to achieve tier maintenance requirements no later than September 10, 2003, failing which trading in the securities of the Company may be suspended.

These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing or generate profitable operations in the future.

	April 30 2003	October 31 2002
Deficit	$ (5,480,593)	$ (5,360,256)
Working capital (deficiency)	(700,687)	(620,351)

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and reflect the significant accounting policies outlined below.

These interim financial statements should be read in conjunction with the most recent annual financial statements.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates

Foreign currency translation

The Company's functional currency is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transaction. Revenues and expenses are translated in effect at the time of the transaction. Gains and losses on translation are included in the statement of operations.

Stock options

The Company grants options in accordance with the policies of the TSX-V and other applicable regulatory authorities. No compensation expense is recognized when stock options are granted. Consideration received by the Company for common shares on exercise of the stock options is credited to capital stock.

(Expressed in U.S. dollars)

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable, amounts due to shareholders and convertible debentures. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

4. AMOUNTS OWING TO SHAREHOLDERS

	April 30 2003	October 31 2002
Advances from shareholders, non-interest bearing, unsecured with no fixed terms of repayment.	$ 143,629	$ 143,629

5. CAPITAL STOCK

Changes in issued share capital:

	Number of Shares	Amount
Balance as at October 31, 2002	8,971,715	$ 4,739,905
Shares issued on debt settlement	-	-
Shares issued on debt conversion	-	-
Shares issued on exercise of options	-	-
Shares issued on exercise of warrants	-	-
Shares issued for private placements	400,000-	40,000-
Shares issued for mineral property	-	-
Balance as at April 30, 2003	9,371,715	$ 4,779,905

As at April 30, 2003, the Company's outstanding stock options to certain directors and employees were as follows:

Number of Common Shares	Exercise Price Per Share ($CAD)	Expiry Date
25,000	$ .20	April 22, 2004
100,000	$ .20	February 7, 2005
245,000	$ .20	February 2, 2006
261,000	$ .15	May 25,2006
631,000		

(Expressed in U.S. dollars)

As at April 30, 2003 the Company's outstanding warrants were as follows:

Number of Common Shares	Exercise Price Per Share ($CAD)	Expiry Date
1,000,000	$ .40	March 13, 2004

6. RELATED PARTY TRANSACTIONS

Included in accounts payable as at April 30, 2003 is $348,341 (October 31, 2002 357,463) due to directors and companies controlled by directors of the Company. Included in due to shareholders is $100,000 (October 31, 2002 - $100,000) due to a director of the Company

During the period, the Company paid or accrued management fees of $51,200 to companies controlled by directors.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties

7. SUBSEQUENT EVENTS

Subsequent to April 30, 2003, the Company negotiated a private placement for a total of 600,000 common shares at U.S.$0.10 per share.

Funds were received and 250,000 shares were issued in June to complete a private placement at US$0.10

Options were exercised for 150,000 shares at Cdn$0.15

SCHEDULE B - SUPPLEMENTAL INFORMATION

1) Analysis of expenses and deferred costs

   See attached financial statements

2) Related party transactions

   See attached financial statements

3) Summary of securities issued and options granted during the period

   a) Summary of securities issued

Date of Issue	Type of Security	Type of Issue	# of Shares	Price	Total Proceeds	Type of Consideration	Commission Paid
04/08/03	Common	Private Placement	400,000	$0.14	$56,000	Cash	Nil

   b) Summary of options granted

Date	# of shares	Optionee	Price	Expiry

4) Summary of securities as at the end of the reporting period

   See attached financial statements

5) Directors & Officers of the company - Stanley Sandner – Chairman & CEO
   David R. Hagler
   R. Page Chilcott - President
   Carlos Bacalao Romer
   Marcello M. Veiga

SCHEDULE C - MANAGEMENT DISCUSSION

Description Of Business

Employing modern technology, the Company is engaged in the acquisition and economic development of alluvial mineral deposits on the lower Caroni River, Venezuela. These deposits contain gold, diamonds, titanium and fresh water sand and gravel. In addition, the exploitation process will use ecologically sound and proven processes to remove existing pollutants.

Operations and Financial Condition

a) Gain - The Company incurred a net loss on operations of ($120,337) for the period compared to a net gain of $97,152 for the prior year. This amounts to a decrease of $217,489 due to the write down of loans from shareholders ($216,480), increase in foreign exchange of (33,033) and other variations in expenses.
b) Mineral Properties - The Company has written off all investment in mineral concessions. Negotiations to acquire other concessions are ongoing. Successful conclusion will depend upon the Company obtaining adequate financing and government approvals.
c) The Company is planning a feasibility study to include a bulk-sampling program and pilot-plant. Government officials have accepted the proposed exploitation plan. Formal application for exclusive concession permitting is currently being made to government officials. Positive results will lead to a second phase, full-scale technical, economic and environmental study of the large-scale exploitation potential of the district. Exclusive concession tenure, titles and permitting along with government acquiescence and support would be included in this second phase. Completion of this phase will include final projected operating and capital costs of the project.
d) Investor Relations - The Company currently has no agreements to provide investor relation services. Discussions have been held with various parties.

Financing

Subsequent to the period the company successfully completed a private placement for US$85,000 for working capital and furtherance of the project in Venezuela.

Liquidity And Solvency

The Company has incurred losses since inception and has a working capital deficiency of $668,883. These factors create significant doubt as to the ability of the Company to continue as a going concern.

The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements currently being considered, the continuing support of its creditors or the completion of a business combination with a company which would assist in obtaining necessary financing.